                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 9 )*
                                             ---

                        CENTRAL VALLEY COMMUNITY BANCORP
                        --------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                           --------------------------
                         (Title of Class of Securities)

                                   155685 10 0
                                   -----------
                                  (CUSIP Number)

      GAYLE GRAHAM, CENTRAL VALLEY COMMUNITY BANCORP, 600 POLLASKY AVENUE,
                        CLOVIS CA 93612 - (559) 298-1775
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                DECEMBER 31, 2000
         ---------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)

/X/ Rule 13d-1(c)

/ / Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G


CUSIP No. 155685 10 0                                     Page  2  of  5  Pages
          -----------                                          ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Daniel N. Cunningham  (S.S. No. ###-##-####)
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group*                             (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     U.S.A.
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       81,316
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       30,627
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    81,316
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    30,627
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     111,943
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares *     / /

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     8.6%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
     IN
-------------------------------------------------------------------------------

Item 1(a) NAME OF ISSUER:

          Central Valley Community Bancorp


Item 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          600 Pollasky Avenue
          Clovis, California 93612


Item 2(a) NAME OF PERSON FILING:

          Daniel N. Cunningham


Item 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE:

          2517 West Shaw, Suite 108
          Fresno, California 93711


Item 2(c) CITIZENSHIP:

          U.S.A.


Item 2(d) TITLE OF CLASS OF SECURITIES:

          Common Stock, no par value


Item 2(e) CUSIP NUMBER:

          155685 10 0


Item 3    FILING PURSUANT TO RULE 13D-1(B), 13D-2(B) OR 13D-2(C):

          Not applicable.


Item 4    OWNERSHIP.

          (a)  AMOUNT BENEFICIALLY OWNED:

                    111,943 (1)

          (b)  PERCENT OF CLASS:

                    8.6%

          (c)  Number of shares as to which such person has:


               (i)  sole power to vote or to direct the vote:


                              81,316 shares


               (ii) shared power to vote or to direct the vote:


                              30,627 shares (2)


               (iii) sole power to dispose or to direct the disposition of:


                              81,316 shares


               (iv) shared power to dispose or to direct the disposition of:


                              30,627 shares (2)


-------------------------


(1) Includes 21,780 shares held as trustee for the Bradley and Joanne Quinn Living Trust as to which Mr. Cunningham disclaims beneficial ownership and 30,627 shares held under a power of attorney executed in favor of Mr. Cunningham by Eric Quinn as to which Mr. Cunningham disclaims beneficial ownership.


(2) Held under a power of attorney executed in favor of Mr. Cunningham by Eric Quinn as to which Mr. Cunningham disclaims beneficial ownership.


Item 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               Not applicable.


Item 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not applicable.


Item 7 IDENTIFICATION OF CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not applicable.


Item 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not applicable.

Item 9 NOTICE OF DISSOLUTION OF GROUP.

               Not applicable.


Item 10 CERTIFICATION.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.




Date: January 24, 2001                  /s/ Daniel N. Cunningham
                                        ---------------------------------------
                                        Daniel N. Cunningham